

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Via U.S. Mail and Facsimile (450) 988-1288

Alex Kuznetsov, President
Loton, Corp.
13499 Rue Huntington
Pierrefonds, QC H8ZIG3
Canada

      Re: Loton, Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 24, 2010
              File No. 333-167219

Dear Mr. Kuznetsov:

      We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 3, 2010.

Management's Discussion and Analysis or Plan of Operation, page 22

Plan of Operation, page 23

1.   While you initially estimate the costs of "commencing your marketing campaign" to be $2,000, your tabular disclosure of your estimated costs over the next 12 months lists your marketing costs at $1,000. Please revise this discrepancy or advise.

      Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457, with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                     Sincerely,

                     Maryse Mills-Apenteng
                     Special Counsel